Exhibit 99.1

GreenTree Hospitality Group Ltd. Announces Changes to its Board of Directors

SHANGHAI, China, December 31, 2021 -- GreenTree Hospitality Group Ltd. (NYSE: GHG) (“GreenTree” or the “Company”), a leading hospitality management group in China, today announced that Mr. Akira Hirabayashi, an independent director on the Company’s board of directors (the “Board”), has resigned from his position, effective December 26, 2021, due to personal reasons.

Prior to his resignation, Mr. Hirabayashi was a member of each of the Board’s audit committee and its nominating and corporate governance committee.

“On behalf of the Company and the Board, I would like to express our sincerest gratitude to Mr. Akira Hirabayashi, for his extensive contributions and invaluable service since joining the Company as an independent director in 2011,” commented Mr. Alex S. Xu, Chairman and CEO of GreenTree. “We wish him the best of success in his future endeavors.”

The Company today also announced the appointment of Ms. Yanjie (Catherine) Zhu as an independent director of the Company, and as a member of each of the Board’s audit committee and its nominating and corporate governance committee, effective December 31, 2021.

Ms. Yanjie (Catherine) Zhu has served as the finance director of Baozun Inc. (Nasdaq: BZUN and HKEX: 9991) (“Baozun”) since November 2020. Prior to joining Baozun, she served as the finance director for Cue & Co., Group Ltd. and then IBR between April 2018 and October 2020. From September 2016 to February 2018, Ms. Zhu worked as a finance controller with Xperience Communications (Shanghai) Co., Ltd. Between March 2013 and September 2016, she worked as a finance manager first with Lend Lease Project Management & Construction (Shanghai) Co., Ltd., and then with Porsche Centre Shanghai Waigaoqiao Limited. Prior to that, Ms. Zhu worked as an audit manager with KPMG in its Shanghai office from August 2005 to February 2013. Ms. Zhu received a bachelor’s degree in business administration from Shanghai International Studies University in July 2005. Ms. Zhu is a member of the Chinese Institute of Certified Public Accountants and the Institute of Internal Auditors.

About GreenTree Hospitality Group Ltd.

GreenTree Hospitality Group Ltd. (“GreenTree” or the “Company”) (NYSE: GHG) is a leading hospitality management group in China. As of June 30, 2021, GreenTree had a total number of 4,542 hotels. In 2020, HOTELS magazine ranked GreenTree Top 12 Ranking among 225 largest global hotel groups in terms of number of hotels in its annual HOTELS' 225. GreenTree was also the fourth largest hospitality company in China in 2020 based on the statistics issued by the China Hospitality Association.

GreenTree has a broad portfolio of diverse brands spanning from the economy to mid-scale, up-scale and luxury segments of the hospitality industry mainly in China. Through its strong membership base, expansive booking network, superior system management with moderate charges, and fully supported by its operating departments including Decoration, Engineering, Purchasing, Operation, IT and Finance, GreenTree aims to keep closer relationships with all of its clients and partners by providing a diverse brand portfolio that features comfort, style and value.

For more information on GreenTree, please visit http://ir.998.com

Safe Harbor Statements

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995.  In some cases, these forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to," "confident," "future," or other similar expressions. GreenTree may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about or based on GreenTree's current beliefs, expectations, assumptions, estimates and projections about us and our industry, are forward-looking statements that involve known and unknown factors, risks and uncertainties that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Such factors and risks include, but not limited to the following: GreenTree's goals and growth strategies; its future business development, financial condition and results of operations; trends in the hospitality industry in China and globally; competition in our industry; fluctuations in general economic and business conditions in China and other regions where we operate; the regulatory environment in which we and our franchisees operate; and assumptions underlying or related to any of the foregoing. You should not place undue reliance on these forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided, including the forward-looking statements made, in this press release are current as of the date of the press release. Except as required by law, GreenTree undertakes no obligation to update any such information or forward-looking statements to reflect events or circumstances after the date on which the information is provided or statements are made, or to reflect the occurrence of unanticipated events.

For more information, please contact:

GreenTree

Ms. Selina Yang

Phone: +86-21-3617-4886 ext. 7015

E-mail: ir@998.com

Mr. Nicky Zheng

Phone: +86-21-3617-4886 ext. 6708

E-mail: ir@998.com

Christensen

In Shanghai

Ms. Constance Zhang

Phone: +86-138-1645-1798

E-mail: czhang@christensenIR.com

In Hong Kong
Ms. Karen Hui
Phone: +852-9266-4140
E-mail: khui@christensenIR.com

In US
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com